June 29, 2009
Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	William K. Lee, Yolanda Crittendon, Philip Rothenberg and Karen Garnett
Re:	HFF, Inc.
Form 10-K for the year ended 12/31/2008
Filed on 3/13/2009
Form 10-Q for the period ended 3/31/2009
Filed on 5/8/2009
Definitive Proxy Statement on Schedule 14A
Filed on 4/30/2009
File No. 001-33280
Ladies and Gentlemen:
HFF, Inc. (the “Company”, “we” or “us”) hereby responds to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated June 15, 2009 from Ms. Yolanda Crittendon to Mr. Gregory R. Conley. For your convenience, the comments are included in this letter and are followed by the applicable response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 45
1.	We note your disclosure that you believe that you do not face any material interest rate risk, foreign currency exchange rate risk or other market risk. Please describe to us in greater detail the reasons that you do not think that you face any market risk. Additionally, please tell us why you believe that that you do not need to provide the disclosures called for by Item 305 of Regulation S-K.
Response:

The Company notes the Staff’s comment and supplementally informs the Staff that, as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”), we do not believe that the Company faces any material market risks. We periodically evaluate the Company’s exposure to various market risks and have concluded that the Company’s exposure is limited primarily to credit risk related to the financial institution in which the Company holds cash and cash equivalents. The Company does not hold any financial instruments other than cash nor any balances that are denominated in a foreign currency. Additionally, the cash balances and cash equivalents that the Company has on deposit at this financial institution bear a floating rate of interest and, therefore, are not subject to interest rate risk. As described in the Form 10-K, we believe that the Company’s market risk is limited to the availability of the Company’s cash and cash equivalents balances. We routinely evaluate the credit risk associated with the financial institution holding our cash and cash equivalents and have concluded that the risk of default by this financial institution is not reasonably possible in the near term. Therefore, we have concluded that additional disclosures are not required under Item 305 of Regulation S-K.
Financial Statements and Notes
Consolidated Statements of Income, page 51
2.	We note that you have classified amounts related to your mortgage service rights within interest and Other Income, net in the consolidated statements of income. Given the nature of your operations, please clarify your basis in GAAP for classifying such amounts below operating income.
Response:
The Company notes the Staff’s comment and supplementally informs the Staff that the Company receives the rights to service commercial mortgage loans through relationships with various financial institutions and does not exchange any consideration for these rights. Under Statement of Financial Accounting Standards Board No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140, or FAS 156, the Company records these mortgage servicing rights at fair value on our balance sheet generally when we undertake an obligation to service a financial asset. We record the income related to this initial recognition of the mortgage servicing rights as “Interest and Other Income, net” in the consolidated statements of income. While there is no explicit basis in FAS 156 or FASB Statement No. 140 that indicates where in the consolidated statements of income this initial recognition should be classified, we analogized to the industry practice of classifying gains on the sale of loans when servicing rights are retained. These gains are classified below operating income and generally represent the value of the capitalized mortgage servicing right that is bifurcated from the loan upon sale. The servicing fees for the ongoing servicing of the commercial real estate loans are classified as revenues in the consolidated statements of income and the amortization of the mortgage servicing right asset is recorded as an operating expense over the period and in proportion to the servicing income the Company receives.
We considered whether classifying the initial recognition of the mortgage servicing right asset as revenue was appropriate and concluded that the revenue classification was not appropriate given that the Company did not perform any activities to receive the right to service the commercial mortgage loans, nor was the receipt of the right to service the commercial mortgage loans consideration exchanged for any services. Accordingly, we believe that classifying the income related to the initial recognition of the mortgage servicing asset below operating income with disclosure in the financial statements is appropriate and conservative.
3.	We note that tax rates used to measure your deferred tax assets were updated and resulted in a reduction in the payable under the tax receivable agreement of $3.9 million. You have presented this amount separately on your consolidated statements of income as a component of income before taxes and minority interest. Please clarify your basis for this presentation versus treating this reduction as a component of income tax expense.
Response:
The Company notes the Staff’s comment and supplementally informs the Staff that the change in the deferred tax assets resulting from changes in the tax rates used to measure the deferred tax assets are recorded as a component of income tax expense. However, under the tax receivable agreement with HFF Holdings LLC (“HFF Holdings”), the payable to HFF Holdings represents 85% of the expected cash tax benefit reflected by the deferred tax asset. Therefore, changes in the measurement of the deferred tax asset also require us to remeasure the payable to HFF Holdings under the tax receivable agreement. We view the recording of income tax expense and the accounting for the tax receivable agreement as two separate transactions and, therefore, record the effects of each on a gross basis in the consolidated statement of income. The changes in the payable to HFF Holdings under the tax receivable agreement are reflected as a component of income before taxes and minority interest given that these changes do not represent changes in HFF, Inc. tax attributes. We considered whether to record the change in the payable to HFF Holdings under the tax receivable agreement as a component of income tax expense, but concluded that this presentation was not appropriate as it would not accurately present the effective tax rate of HFF, Inc. We believe that recording the impact of changes in the payable under the tax receivable agreement outside of income tax expense is consistent with the practice followed by others involved in similar transactions.

Note 15 — Minority Interest, pages 76 — 77
4.	In future filings, please disclose the fair value of the common stock to be issued as if the exchange of Units in the Operating Partnership were to occur at the reporting date.
Response:
The Company accepts the Staff’s comment and will disclose the fair value of the common stock to be issued as if the exchange of Units in the Operating Partnership were to occur at the reporting date.
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009
Exhibits 31.1 and 31.2
5.	We note that the language in your certifications filed as Exhibits 31.1 and 31.2 does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a). Specifically, we note the identification of the certifying individual at the beginning of the certification incorrectly includes the title of the certifying individual and replacing the word “report” with “quarterly report” in paragraphs 2 and 3. Please confirm that in future filings, you will file certifications in the exact form as outlined in Exchange Act Rule 13a-14(a).
Response:
The Company accepts the Staff’s comment and will, in future filings, file certifications in the exact form as outlined in Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
DEFINITIVE PROXY STATEMENT FILED ON APRIL 30, 2009
Compensation Discussion and Analysis, page 10
Setting Executive Compensation, page 11
6.	We note that prior to the IPO, HFF Holdings retained Mercer to evaluate your compensation practices and to assist you in developing and implementing the executive compensation program and philosophy with respect to your COO and CFO. Please tell us whether you retained Mercer to similarly advise you with respect to compensation matters in 2008. Confirm that you will provide similar clarifying disclosure in future filings.
Response:
The Company notes the Staff’s comment and supplementally informs the Staff that we did not retain Mercer (or any other third party compensation consultant) to advise the Company, the Board of Directors or the Compensation Committee with respect to compensation matters in 2008. The Company will expand its disclosure in future filings to provide clarifying disclosure on this matter.
7.	We note that Mercer developed a competitive peer group comprised of 24 companies comparable in size to you which recently consummated an initial public offering. Please tell us whether you considered those 24 companies to be your peer group in connection with 2008 compensation decisions. Identify those companies or any other peer companies that you reviewed or considered in connection with setting compensation in 2008. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Staff Observations in the Review of Executive Compensation Disclosure located at htlp://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm for further guidance. Please confirm that you will provide similar disclosure in future filings and tell us how you intend to comply.
Response:
The Company notes the Staff’s comment and supplementally informs the Staff that, while the Company considered the recommendations of Mercer (including its analysis of the 24 companies comparable in size to the Company) in setting the compensation for the Company’s chief financial officer (CFO) and chief operating officer (COO) prior to the Company’s initial public offering, the Company, the Board of Directors and the Compensation Committee did not review or consider these or any other peer companies in connection with setting compensation in 2008. Instead, as disclosed in the Company’s proxy statement, the Company and the Board of Directors fixed salaries for its CFO and COO after further consideration of such executive’s skills and experience and performance as executives of the Company as well as consistent with the requirements of their respective employment agreements. The Company did not consider any peer companies in connection with setting the compensation of the Company’s chief executive officer (CEO) prior to the Company’s initial public offering. The Company supplementally informs the Staff that the Company did consider the compensation of two of the Company’s competitors (Jones Lang LaSalle Incorporated and CB Richard Ellis Group, Inc.) in 2008, although it did not use benchmarking to set its CEO’s compensation and retained full discretion in setting the compensation of the Company’s CEO.

The Company will, to the extent applicable, expand its disclosure in future filings to disclose any peer companies to which we compared ourself in fixing the compensation of our named executive officers.
Bonuses, page 13
8.	Please tell us whether HFF, Inc. maintains a Profit Participation Bonus Plan that is separate from HFF LP’s Profit Participation Bonus Plan. If so, please provide us with a detailed description of the HFF, Inc. Profit Participation Bonus Plan, as you have disclosed for the HFF LP Profit Participation Bonus Plan. Confirm that you will provide this disclosure in future flings.
Response:
The Company supplementally informs the Staff that HFF, Inc. does not maintain a Profit Participation Bonus Plan. Each of the Company’s operating partnerships, Holliday Fenoglio Fowler, L.P. and HFF Securities L.P., maintain their own profit participation bonus plans (the HFF LP Profit Participation Bonus Plan and the HFF Securities Profit Participation Bonus Plan, respectively) that are available only to their respective employees. Each of the HFF LP Profit Participation Bonus Plan and the HFF Securities Profit Participation Bonus Plan are filed as exhibits to the Form 10-K and have been described in the Company’s filings. The Company will expand its disclosure in future filings to clarify that HFF, Inc. does not maintain its own Profit Participation Bonus Plan.
9.	Please tell us how the Committee measured the Company’s performance and the respective performance of your CEO, CFO, and COO in connection with determining bonus amounts awarded in 2008.
Response:
The Company notes the Staff’s comment and supplementally informs the Staff that, while the Board of Directors and the Compensation Committee considered certain performance factors in determining 2008 bonus amounts, such bonuses were awarded on a discretionary basis and were not determined based on any pre-determined performance measures or goals. The performance factors considered by the Board of Directors and the Compensation Committee in connection with awarding such discretionary bonuses included (1) the implementation and execution of the Company’s business plan, (2) improvements in the Company’s operations and efficiency, (3) development of certain lines of the Company’s capital markets services, (4) the Company’s performance, in terms of both total stockholder return and financial results, versus that of its competitors, and (5) individual performance achievements in a difficult business environment. In connection with awarding the bonuses to the Company’s CEO and CFO, the Board of Directors also considered such officers’ performance in connection with the preparation of the Company’s financial statements and maintaining effective internal controls. In addition, as noted in the Company’s proxy statement, the Board of Directors and the Compensation Committee consulted with the CEO in determining the bonus amounts for the Company’s CFO and COO and considered the CEO’s impression of such officers’ performance.
The Company will expand its disclosure in future filings to clarify that bonuses awarded to the Company’s CEO, CFO and COO are discretionary and to disclose the performance factors considered by the Board of Directors in determining such bonuses.
10.	Please tell us whether Mr. Pelusi’s profit participation bonus in 2008 reflected a profit margin of 14.5% or more in his office or line of business. Provide similar clarifying disclosure in your future filings.
Response:
The Company supplementally informs the Staff that Mr. Pelusi’s profit participation bonus under the HFF LP Profit Participation Bonus Plan in 2008 was a result of the achievement of Pittsburgh, Pennsylvania office of the Company, at which Mr. Pelusi also serves as a transaction professional. In 2008, the Pittsburgh office generated a profit margin of greater than 14.5%. The Company will expand its disclosure in future filings to include similar clarifying disclosure relating to any profit participation bonus Mr. Pelusi may receive.
Potential Payments Upon Termination. Page 20
11.	We note that Mr. Conley and Ms. Goodson would be entitled to 100% vesting of any restricted stock units or stock options granted in the event his or her position is eliminated or compensation is reduced following a change in control. Please revise the table on page 21, or provide separate disclosure, to quantify the amount of payments resulting from such vesting. The disclosure should assume that the change in control took place on the last business day of your last completed fiscal year. Refer to Instruction 1 to Item 402(j) of Regulation S-K. Provide this disclosure in future filings and tell us how you plan to comply.
Response:
The Company accepts the Staff’s comment and will include a table similar to the table on page 21 in our future filings that quantifies the amount of payments resulting from the vesting of any restricted stock or stock options, as well as any required clarifying footnote disclosure.

Certain Relationships and Related Transactions, page 4
12.	Please provide a more detailed description of your policies and procedures for review, approval, and ratification of related party transactions. Refer to Item 404(b)(l) of Regulation S-K. Please provide this disclosure in future filings and tell us how you intend to comply.
Response:
The Company notes the Staff’s comment. As described in the Company’s proxy statement, our policies entail the review by the Board of Directors or a committee designated by the Board of Directors of any transaction in which the Company and its directors, executive officers or their immediate family members are participants to determine whether a related party has a direct or indirect material interest in the transaction. The Company supplementally informs the Staff that, upon determining that a related party has a direct or indirect material interest in the transaction, our policies entail that the Board of Directors (or a committee designated by the Board of Directors) then must approve or ratify any such related party transaction. In determining whether to approve or ratify a related party transaction, the Board of Directors (or a committee designated by the Board of Directors) will take into account whether the transaction is on terms no less favorable to the Company than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction, as well as any other factors the Board of Directors (or a committee designated by the Board of Directors) deems appropriate. During 2008, there were no related party transactions that were required to be approved by the Board of Directors. The Company will expand its disclosure in future filings to clarify our policies.
***
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s annual report on Form 10-K, its proxy statement and its quarterly report on Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at 412.281.8714. Thank you for your cooperation and prompt attention to this matter.

Sincerely,
Gregory R. Conley
Chief Financial Officer
cc:	John H. Pelusi, Jr., Chief Executive Office Nancy O. Goodson, Chief Operating Officer